**SKANSKA**

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Com[redacted]
100 F Street, N.E.
Washington, D.C. 20549
USA

07020252

Date
December 13, 2006

Our contact
Marianne Bergström



**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Releases published December 8, 11 and 12, 2006.

Best regards,

Skanska AB

Marianne Bergström



| Published | Item | Document name | Required by |
|---|---|---|---|
| December 8, 2006 | Press Release | Skanska to build highway in Czech Republic for SEK 550 M, CZK 1.7 billion | law and by the listing agreement with Stockholm Stock Exchange |
| December 11, 2006 | Press Release | Skanska awarded school project in Florida for USD 59.8 M, SEK 440 M | law and by the listing agreement with Stockholm Stock Exchange |
| December 12, 2006 | Press Release | Skanska secures new hospital project in Texas for USD 80 M, about SEK 590 M | law and by the listing agreement with Stockholm Stock Exchange |
| December 12, 2006 | Press Release | Skanska to construct research laboratory for USD 62 M, about SEK 460 M | law and by the listing agreement with Stockholm Stock Exchange |
| December 12, 2006 | Press Release | Skanska to build office in USA for USD 100 M, about SEK 740 | law and by the listing agreement with Stockholm Stock Exchange |

dlw 1/11

**SKANSKA**

# Press Release

December 12, 2006

## Skanska to build office in USA for USD 100 M, about SEK 740 M

Skanska has been awarded a contract to manage construction of an office project in the US. The contract amounts to USD 100 M, about SEK 740 M, which is included in order bookings for the fourth quarter.

The assignment is for a new corporate office building and parking garage for an international client.

The total project amounts to about USD 105 M, approximately SEK 780 M, and a smaller portion of the contract was booked earlier when Skanska was assigned the preparation work. Construction is expected to be completed in the summer of 2008.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, aviation, transportation, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2005 of about SEK 30 billion.

---

**For further information please contact:**

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.*

**SKANSKA** File Number 82-34932

# Press Release

December 12, 2006

## Skanska to construct research laboratory for USD 62 M, about SEK 460 M

Skanska has been contracted to provide construction management services to build a new research center in Pennsylvania, in the US. The contract amounts to USD 62 M, about SEK 460 M, which is included in order bookings for the fourth quarter.

The customer is an American pharmaceutical company.

Skanska has construction management responsibility for the project that comprises new construction of an approximately 14,000-square-meter, four-story building that will house chemistry and biology research labs. The project also includes renovation of an existing structure.

The project totals USD 127 million, SEK 940 million, and the company previously booked USD 65 million, SEK 480 million, in 2004 for the project. Construction is scheduled for completion in June 2010.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, aviation, transportation, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2005 of about SEK 30 billion.

---

**For further information please contact:**

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.*

SKANSKA



# Press Release

December 12, 2006

## Skanska secures new hospital project in Texas for USD 80 M, about SEK 590 M

Skanska has been named construction manager for a new hospital and medical office building in San Antonio, Texas. The contract amounts to USD 80 M, about SEK 590 M, which is included in order bookings for the fourth quarter.

The customers are Methodist Healthcare System of San Antonio and HCA, one of the largest healthcare providers in the US.

Skanska has construction management responsibility for the project that comprises a 30,000-square-meter hospital and 9,000-square-meter medical office building. The 160-bed hospital includes surgical and emergency services as well as a neuroscience unit.

The total project amounts to USD 92 M, about SEK 680 M, and a smaller portion of the contract was booked earlier when Skanska was assigned the preconstruction work. Construction is expected to be completed in November 2008. The project is being managed by Skanska's Nashville, Tennessee office.

HCA is one of Skanska's major healthcare customers for which Skanska is currently carrying out hospital projects in five states. This latest project is the fourth for HCA in San Antonio during the past two years.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, aviation, transportation, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2005 of about SEK 30 billion.

**For further information please contact:**

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.*

File Number 82-34932

SKANSKA

# Press Release

December 11, 2006

## Skanska awarded school project in Florida for USD 59.8 M, SEK 440 M

Skanska has been awarded the contract to manage construction of a school project in Apopka, Florida, in the US. Skanska will include USD 59.8 M, SEK 440 M, in fourth quarter order bookings for its share of the project. The customer is Orange County Public Schools.

The project involves the Apopka High School campus that will be extended with nine buildings totaling 32,500 square meters. Ranging in height from one to three stories, the buildings will house classrooms, music rooms, an auditorium, gymnasium and offices. The school's new cafeteria is being designed as a multi-purpose facility.

The project also includes renovation of several buildings as well as construction and design of outdoor facilities and parking lots.

The project, which totals USD 74 M, SEK 550 M, is being carried out in cooperation with JCB Construction.

The school will remain open during the entire construction period. As a result, the expansion will be carried in phases to ensure the safety and well being of the students, faculty and staff. The project begins immediately and is scheduled for completion in April 2010.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad range of US industries, including life sciences, healthcare, education, electronics, aviation, transportation as well as sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported revenues in 2005 of about SEK 30 billion.

**For further information please contact:**

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel + 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.*

SKANSKA

# Press Release

December 8, 2006

## Skanska to build highway in Czech Republic for SEK 550 M, CZK 1.7 billion

Skanska has been awarded the contract to construct a section of the R35 highway in the Czech Republic. The contract amounts to SEK 550 M, CZK 1.7 billion, and is included in order bookings for the fourth quarter.

The customer is the national highway administration and the project is being financed through the government transport infrastructure fund.

The assignment involves a six-kilometer, four-lane stretch of the R35 highway in eastern Czech Republic. The project includes 17 highway bridges and a major traffic interchange.

Work begins immediately and is scheduled to be completed in 2010.

Skanska also recently received an assignment to manage an expansion phase of the D1 highway near Brno. Skanska's portion of this contract amounts to about SEK 290 M.

Skanska Czech Republic, which is the largest construction company in the Czech Republic, posted sales of about SEK 10 billion in 2005. The company has about 7,300 employees. The company's largest current projects include expansion of the subway and railways in Prague and a new head office for the Czech bank ČSOB.

---

**For further information please contact:**

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8-753 88 99

*This and previous releases can also be found at www.skanska.com*